

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2017

Ms. Khoo Lay Wah
President and Chief Executive Officer
Franklin Hill Acquisition Corp
9454 Wilshire Blvd.
Suite 612
Beverly Hills, California 90212

> **Re: Franklin Hill Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed December 15, 2016**
> **File No. 333-215109**
> **Form 10-K for fiscal year ended December 31, 2015**
> **File No. 000-55561**

Dear Ms. Khoo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Cover Page

1.   Please revise your disclosure to state that the selling security holders will sell their shares at the fixed price for the duration of the offering and remove the reference to sales at "market or privately negotiated prices". Please make similar changes to other sections that discuss the offering price such as: "Determination of Offering Price", "Selling Shareholder Sales", and "Selling Shareholders".

2.   Please revise to clearly disclose the offering price, rather than the "assumed" price to public.

Business, page 3

3. Please disclose whether you are a blank check company or a shell company, as defined by Rule 405 of the Securities Act. We note the 10-K filed August 2, 2016 contemplates the company developing "its business plan by future acquisitions or mergers".

4. Please revise this section, and the Business and Business Plan section, to provide specific information as to the proposed business of the company and what steps the company has taken to move that business plan forward. Because you have included several business descriptions such as advisory services, financial services (appraisals, mortgage valuation, lease administration), legal services (tenant representation), and facilities management, it is unclear to investors what the company's actual business plan is. Please tell us how you intend to implement these plans and whether you intend to acquire other businesses currently operating in these markets or hire employees directly. In addition, please provide further detail with regard to:
    *   the "several advantages" to which you refer;
    *   how you intend to create "cost effective solutions"
    *   what opportunities are created by the infrastructure developments you reference; and
    *   what role you see the company playing in the Malaysian retail market.

5. In the second paragraph of this section, you refer to US market analysis; however you state in the first paragraph that you intend to focus on Southeast Asia and the Pacific Rim. Please revise to explain why this information is relevant to investors and provide the source(s) of this information or remove the reference.

Risks and Uncertainties Facing the Company, page 3

6. We note the company has no cash, assets, or capital contributions as of September 30, 2016; therefore, please revise this section to:
    *   remove the term "likely" in the second sentence which states you are likely to require additional financing;
    *   add disclosure that the company has no assets at this time and therefore will not be able to act on any business strategies or plans until additional financing is obtained;
    *   the company will receive no capital in this offering in order to affect its business plans; and
    *   revise the fifth paragraph to remove the reference to the company's source of revenue to date because you have not reported any revenue.

Risk Factors
General

7.   We note that you were delinquent filing your report for the quarter ended June 30, 2016 and did not provide reason for an extension. The failure to file a required SEC report on time constitutes a violation of Section 13(a) of the Exchange Act and may result in revocation of the company's registration under the Exchange Act. Please include a risk factor regarding the availability of timely information to investors and the risk you face by not adhering to required SEC reporting requirements.

8.   We note you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act; please include risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. In addition, please disclose as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Unforeseen Changes may materially adversely impact Company operations, page 11

9.   This risk factor is overly generic in nature. Please remove the risk factor or address the specific risks posed to the Company.

The Market, page 14

10.   In the last sentence of the first paragraph, please clarify what you mean by "offering integrated operations solutions".

Plan of Operation, page 15

11.   Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

12.   In the third paragraph, the disclosure suggests you might obtain Asian financing to fund property investments; please disclose whether you are likely to obtain financing, given your lack of assets and operating history.

Potential Revenue, page 15

13.   Given that you have no capital and no employees, please disclose how you intend to engage in the services you mention.

The Company
Change of Control, page 16

14.   Please disclose the amount Ms. Khoo paid for the 19,000,000 shares.

Relationship with Tiber Creek Corporation, page 16

15.   Please file the agreement with Tiber Creek as an exhibit. Please also disclose the compensation you are obligated to pay pursuant to this agreement.

Management, page 20

16.   Please disclose Ms. Khoo's specific experience for the last five years, including the name of the Company for which she worked and the positions she held.

17.   We note your disclosure on page 16 that your only employee is your sole officer Ms. Khoo. Note 5 to your financial statements states that Max Niche Saint Solution Pte. Ltd works with Ms. Khoo as management of the company. Please disclose Max Niche's role in your management.

Certain Relationships and Related Transactions, page 21

18.   Please disclose the various arrangements that you have with Tiber Creek Corporation, ABN Bridge Corporation, James Cassidy and James McKillop. Please disclose the compensation paid or to be paid in connection with any services provided these parties. Please file your agreement(s) with these parties as exhibits to your registration statement.

19.   We note your disclosure on page 16 that Mr. Cassidy provides you the office space free of charge. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Cassidy.

<u>Selling Shareholders, Page 22</u>

20.   Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

21.   Please disclose any position, office, or other material relationship that any selling security holder (or any entity or person who has control over such selling security entity) has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

<u>Exhibit 5; Legality Opinion</u>

22.   We note that your legal opinion states that the company is registering 1,640,000 shares of common stock. However, your registration statement states that you are registering 2,500,000 shares of common stock. Please reconcile these inconsistencies. Please also remove any blanks in your opinion and include the correct contact information for counsel.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Item 9A. Controls and Procedures</u>

23.   We note that you have determined that Internal Control over Financial Reporting (ICFR) was ineffective, but that disclosure controls and procedures (DCP) were effective. Please amend your filing to indicate that disclosure controls and procedures were ineffective, if appropriate, or explain to us how you determined that DCP were effective, while ICFR were not.

24.   Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed "to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and controls and procedures that are designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." We note that the Company's conclusions regarding the effectiveness of your disclosure controls and procedures refer to only half of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures then you should provide the entire definition.

Alternatively, you may conclude that your disclosures controls and procedures were "effective" or "not effective" without providing any part of the definition. Please revise your filings accordingly.

<u>Management's Report on Internal Control over Financial Reporting</u>

25.   You indicate that management has determined that your ICFR was not effective. Please amend your filing, and revise future filings, to identify the material weaknesses that management has identified and management's plan to remediate such weaknesses. In addition, please also identify which version, 1992 or 2013, of the COSO framework management used in performing its assessment of internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction